September 17, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Scott Anderegg

                 Lilyanna Peyser

Re:	Argus Capital Corp.

Registration Statement on Form S-1, as Amended
           File No. 333-258090

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Argus Capital Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on September 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hughes Hubbard & Reed LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 2,450 copies of the Preliminary Prospectus dated September 17, 2021, are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the underwriter has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By: /s/ Olympia McNerney

Name: Olympia McNerney

Title: Managing Director

MORGAN STANLEY & CO. LLC

By: /s/ Ben Samuels

Name: Ben Samuels

Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]